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                                                               EXHIBIT (a)(1)(H)



Date: November 12, 2004
To: All Employees
From: Dwight Decker
Subject: Employee Stock Option Exchange Program

With a focus on speed, I am pleased to announce that we have been able to receive full support from our board of directors for a critical program for all Conexant employees. Effective today, we are launching what is called a "6+1" tender offer for employee options. This program will enable a re-grant, at market prices, of a large number of the options currently held by our worldwide employee team.

A program of this type is quite complex, and I strongly urge you to review the details of this offering carefully. We've set up a site on Nextweb that provides all of the program details, including the complete offer document, election form, questions and answers, and a link to the Mellon web site where you can review your option holdings. These documents present the possible benefits and risks in depth, and explain how to participate in the program.

It is now our responsibility to ensure that all of our shareowners receive a strong return for this generous opportunity. Let's dedicate ourselves to this task.

Dwight Decker
Chief Executive Officer
Conexant Systems, Inc.